Sit Dividend Growth Fund



Average Annual Total Returns
as of May 31, 2007

	One Year	Three Year	Since Inception (12/31/03)
Sit Dividend Growth Fund*	23.85%	16.93%	14.57%

*The Fund offers its shares in two classes: Class I shares, as shown above, and Class S shares, which have been offered since March 31, 2006. The Class S shares would have substantially similar annual returns to the Class I shares, shown above, because both classes invest in the same portfolio of securities. Annual returns will differ only to the extent that the share classes do not have the same expenses. Specifically, the performance shown for the Class I shares does not reflect the 0.25% 12b-1 fee that is charged to the Class S shares. A 12b-1 fee would reduce the returns shown above.

Available in multiple share classes.

Sit Mutual Funds

www.sitfunds.com 1-800-332-5580

Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The prospectus contains this and other important Fund information and may be obtained by calling Sit Mutual Funds at 1-800-332-5580 or at www.sitfunds.com. Read the prospectus carefully before investing. Investment return and principal value of an investment will fluctuate so that an investor's shares when redeemed may be worth more or less than their original cost.